January 25, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attention:         Jeffrey Lewis and Kristi Marrone

New York 601 Lexington Avenue, 31st Floor New York, NY 10022 Andrea Basham T +1 (212) 277-4000 T +1 (212) 284-4966 (direct) F +1 (917).439-3776 E andrea.basham@freshfields.com freshfields.us

Re:	PepperLime Health Acquisition Corp
Form 10-K for the fiscal year ended December 31, 2021
Filed March 17, 2022
File No. 001-40915
CIK No. 0001873324

Ladies and Gentlemen:

This letter is submitted on behalf of PepperLime Health Acquisition Corporation (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the Fiscal Year ended December 31, 2021, filed March 17, 2022 (the “Form 10-K”) and the Company’s initial response letter to the Staff dated December 22, 2022 (the “Initial Response”), as set forth in your letter dated January 12, 2023 addressed to Ramzi Haidamus, Chief Executive Officer of the Company (the “Comment Letter”).

Set forth below are the Company’s response to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and are followed by the Company’s responses. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Form 10-K.

Form 10-K for the fiscal year ended December 31, 2021

Note 7. Redeemable Class A Ordinary Shares and Shareholders' Deficit, page F-15
1.	We note your confirmation in response to comment 1 that the terms of the private warrants do not change depending on the holder. Please reconcile this to your disclosure on page F-16 that states "[i]f the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants." In your response, compare the terms of exercise applicable to initial holders of the private warrants and the terms of exercise applicable to holders of the public warrants.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the statement “[i]f the Private Placement Warrants are held by someone other than the Initial Shareholders or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants” will not be included in future filings.

Freshfields Bruckhaus Deringer is an international legal practice operating through Freshfields Bruckhaus Deringer US LLP, Freshfields Bruckhaus Deringer LLP, Freshfields Bruckhaus Deringer (a partnership registered in Hong Kong), Freshfields Bruckhaus Deringer Law office, Freshfields Bruckhaus Deringer Foreign Law Office, Studio Legale associato a Freshfields Bruckhaus Deringer, Freshfields Bruckhaus Deringer Rechtsanwälte Steuerberater PartG mbB, Freshfields Bruckhaus Deringer Rechtsanwälte PartG mbB and other associated entities and undertakings. For further regulatory information please refer to www.freshfields.com/support/legal-notice.

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General
2.	We note your response to comment 2 which indicates that your Sponsor has substantial ties to non-U.S. persons, and certain of the members of the Board are non-U.S. persons. Please revise your proposed risk factor disclosure in future filings to include the substance provided in your response letter, specifically the fact that members of your Board are non-U.S. persons, so that investors have necessary context to assess the risk you disclose.

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The Company respectfully acknowledges the Staff’s comment and confirms that our Sponsor has substantial ties to non-U.S. persons, and certain of the members of the Board are non-U.S. persons. The following underlined and bolded language supplements the Company’s proposed risk factor in their Initial Response, which the Company intends to disclose in its next Annual Report on Form 10-K for the year ended December 31, 2022 to address the revisions to the Company’s disclosure in response to the Staff’s comment:

“The Committee on Foreign Investment in the United States (“CFIUS”) or other regulatory agencies may modify, delay or prevent our Business Combination.

CFIUS has authority to review certain direct or indirect foreign investments in U.S. businesses to identify and address any national security concerns posed by the transaction. Certain foreign investments into the United Sates are required to be submitted to CFIUS for review, and failure to file such transactions could result in a substantial fine. For investments that are within CFIUS’s review authority but not subject to a mandatory filing requirement or that are not reviewed and cleared based on a voluntary filing, CFIUS has authority to self-initiate a review, even after closing. In the case that CFIUS determines an investment poses a risk to national security, CFIUS has the power to impose conditions on the investment or recommend that the President of the United States prohibit the investment. Whether CFIUS has jurisdiction to review an acquisition or investment transaction depends on, among other factors, the nature and structure of the transaction. Specifically, CFIUS has jurisdiction to review investments that could result in “control” of a U.S. business by a foreign person, regardless of the nature of the U.S. business. CFIUS also has jurisdiction to review investments that do not result in control of a U.S. business by a foreign person (“covered investments”) if they afford certain foreign investors certain information or governance rights in a U.S. business that designs, produces, or tests “critical technologies,” performs certain functions with respect to “critical infrastructure,” or collects certain volumes of “sensitive personal data” (a “TID U.S. Business”).

We cannot predict whether the Company may be deemed to be a “foreign person” under CFIUS’s regulations. CFIUS could reach this determination based on any number of factors including the following: Continuing interest by our Sponsor, which has substantial ties to foreign persons and held 15.9% of the ordinary shares of the Company as of November 30, 2022 in addition to warrants that, if exercisable would increase its interest, though the Company’s organizational documents do not grant investors in the Sponsor special information or governance rights with respect to the Company; the fact that certain of the members of our Board are non-U.S. persons; the fact that the Company is incorporated in the Cayman Islands; targets with which the Company may pursue a Business Combination could have foreign investors who may receive an interest in the Company as a result of the Business Combination; and because foreign investors may also invest in the Company in conjunction with a Business Combination. If the transaction is deemed to involve a foreign person acquiring control over a U.S. business or a foreign business with U.S. subsidiaries or offices, the transaction may be subject to CFIUS jurisdiction. Additionally, to the extent that our Sponsor may retain a board seat on the board of the Company and the Company seeks to enter into a Business Combination with a TID U.S. Business, then we cannot rule out the possibility that CFIUS may find that the transaction is reviewable as a covered investment.

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If a particular proposed Business Combination with a U.S. business falls within CFIUS’s jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or we may determine to proceed with the transaction without submitting to CFIUS, in which case there may be a risk that CFIUS calls-in the transaction before or after closing. CFIUS may decide to take actions that result in a delay of our proposed Business Combination, and it may impose conditions with respect to such Business Combination or request the President of the United States prohibit the transaction or, if already completed without prior CFIUS clearance, order us to divest all or a portion of the U.S. target business. The foregoing may also prevent the Business Combination from occurring within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, even if the Extension Amendment Proposal is approved. These risks may limit the attractiveness of, or delay or prevent us from pursuing, our initial Business Combination with certain target companies that we believe would otherwise be attractive to us and our shareholders. Consequently, these risks could have the practical effect of limiting the pool of potential targets with which the proposed Business Combination can occur.

Numerous other countries also have foreign investment review laws similar in many ways to CFIUS. These laws vary significantly in terms of the triggers for review, substantive considerations, and duration of review. In most cases, the administering authorities, like CFIUS, have the ability to impose conditions on transactions or prohibit the transaction if it poses certain types of risks. To the extent that a target that is the subject of a proposed Business Combination is subject to such a foreign investment review process, we cannot rule out the possibility that the transaction may be subject to review and remediation.

Both the U.S. Congress and the Executive Branch have been considering the potential need for establishment of outbound investment controls, principally focused on certain types of potential investments in China. There is no way to be certain whether and when any such review requirements will actually be promulgated, and if they are, their scope and requirements and potential impact on any potential Business Combination.

Moreover, the process of government review, whether by CFIUS or otherwise, could be lengthy, and we have limited time to complete our Business Combination. If we are unable to consummate our Business Combination within the applicable time period required under the Company’s Amended and Restated Memorandum and Articles of Association, we will (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price redemption price payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its taxes, if any (less up to $100,000 of interest to pay dissolution expenses), divided by the number of the then-outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the board of directors, liquidate and dissolve, subject in the case of clauses (ii) and (iii), to the Company’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such event, our shareholders will miss the opportunity to benefit from an investment in a target company and the appreciation in value of such investment through a Business Combination. Additionally, there will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless in the event of our winding up.”

We thank the Staff for its review of the foregoing and the Form 10-K. If you have further questions or comments, please feel free to contact me at (212) 284-4966 or andrea.basham@freshfields.com.

Sincerely,

/s/ Andrea Merediz Basham
Andrea Merediz Basham, Esq. Freshfields Bruckhaus Deringer US LLP

cc:	PepperLime Health Acquisition Corporation Ramzi Haidamus Freshfields Bruckhaus Deringer US LLP Sebastian L. Fain, Esq.